

# Entity Profile Information

Viewed on October 18, 2022

NFA ID 0443649 HSBC BANK USA NA

## Current Status Information

| Branch ID | Status | Effective Date |
|---|---|---|
| | **ALSO SEE NFA ID 0434534** | |
| | NFA MEMBER APPROVED | 05/15/2013 |
| | SWAP DEALER PROVISIONALLY REGISTERED | 12/31/2012 |

## Status History Information

| Status | Effective Date |
|---|---|
| **ALSO SEE NFA ID 0434534** | |
| NFA MEMBER APPROVED | 05/15/2013 |
| SWAP DEALER PROVISIONALLY REGISTERED | 12/31/2012 |
| NFA MEMBER PENDING | 12/18/2012 |
| SWAP DEALER PENDING | 12/18/2012 |

## Outstanding Requirements

Annual Due Date: 6/1/2023

4S SUBMISSIONS IN REVIEW

## Disciplined Employee Summary